DECHERT LLP
1775 I STREET, N.W.
WASHINGTON, D.C. 20006
(202) 261-3300

July 10, 2012

VIA ELECTRONIC TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brown Advisory Funds (the “Trust”)
File Nos. 333-181202 and 811-22708

Ladies and Gentlemen:

Please find attached for filing on behalf of the Trust, in electronic format, one copy of a Registration Statement on Form N-14.  This filing is being made in connection with a proposed reorganization transaction (the “Reorganization”) involving a separate investment series of the Trust, the Brown Advisory Winslow Sustainability Fund (the “Acquiring Fund”), and the Winslow Green Growth Fund (the “Acquired Fund”), which is a separate investment series of another registered investment company, Professionally Managed Portfolios (“PMP”).  The Acquiring Fund and the Acquired Fund are both advised by Brown Advisory, LLC.

Please note that following a careful consideration of the relevant facts and circumstances relating to the Reorganization, the Board of Trustees of the Trust and the Board of Trustees of PMP have determined that the Acquiring Fund should be designated as the accounting successor with respect to the Reorganization in accordance with the guidance provided by the staff of the Commission in North American Security Trust (pub. avail. August 5, 1994) and other similar Commission guidance relating to the selection of accounting successors in investment company merger transactions.

Pursuant to Rule 488 under the Securities Act of 1933, the Trust proposes that the Registration Statement shall become effective on August 9, 2012.

Thank you for your attention to this filing.  Please do not hesitate to contact the undersigned at (202) 261-3364 or Stephen Cohen at (202) 261-3304 if you have any questions or comments regarding this filing.

Very truly yours,

/s/ Patrick W.D. Turley

17399940.1.BUSINESS